AFFIDAVIT OF MAILING

CANADA ) ) PROVINCE OF BRITISH COLUMBIA ) ) ) ) )	IN THE MATTER OF Rubicon Minerals Corporation (the “Company”)

I, Leslie Itterman, of the City of Vancouver, British Columbia, make oath and say as follows:

1.	I am an employee of the Company, 1540 – 800 West Pender Street, Vancouver, B.C. V6C 2V6 and as such have knowledge of the matters sworn to herein;

2.
On the 15th day of May, 2009, I did mail or caused to be mailed, by deposit at the Post Office, City of Vancouver, (i) to each of the shareholders of the Company at the last address of the shareholder appearing on the register and non-objecting beneficial owners (NOBO’s), and (ii) to the intermediaries who responded to the early search conducted in accordance to National Instrument 54-101, a copy of the attached exhibits namely:

A.	Notice of Annual Meeting of Shareholders Management Information Circular;
B.	Form of Proxy – Registered Shareholders;
C.	Voting Instruction Form – NOBO Shareholders;
D.	Supplemental Mailing List Return Card; and
E.	Return Envelope;

true copies of which are annexed hereto and marked Exhibits A-E, respectively to this my Affidavit.

SWORN BEFORE ME at the City of Vancouver, in the Province of British Columbia, this 1st day of June, 2009. “Tammy Donovan” A Commissioner for taking Affidavits in British Columbia	) ) ) ) ) ) )	“Leslie Itterman” Leslie Itterman